Exhibit 3(i)

                       CERTIFICATE OF DESIGNATIONS OF THE
                  PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS
                     OF SERIES B CONVERTIBLE PREFERRED STOCK
                      OF CHINA DIRECT TRADING CORPPORATION

      Pursuant to Section 607.0602 of the Florida Business Corporation Law, China Direct Trading Corporation, a Florida corporation (the "Corporation"), DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation and pursuant to
Section 607.0602 of the Florida Business Corporation Law, said Board of Directors at a meeting duly held on January 22, 2006, has duly adopted a resolution providing for the issuance of a series of 100,000 shares of Series B Convertible Preferred Stock, par value $0.10 per share, which reads as follows:

      First: The name of the corporation is China Direct Trading Corporation (hereinafter referred to as the "Corporation").

      Second: The following amendment to the Amended Articles of Incorporation was approved and adopted on January 22, 2006, as prescribed by Section 607.1006 of the Florida 1989 Business Corporation Act, by the board of directors at a meeting without shareholder approval, and approval by the shareholders of the Corporation was not required.

      Third: This amendment is to be effective immediately on filing.

      Fourth: Article IV of the Amended Certificate of Incorporation is further amended to add the following: SERIES B CONVERTIBLE PREFERRED STOCK, $0.10 PAR VALUE PER SHARE. There is hereby designated, out of the authorized but unissued shares of Preferred Stock of the Corporation, a series thereof, and the number of shares, voting powers, designation, preferences, and relative, participating, optional, and other special rights, and the qualifications, limitations, and restrictions thereof, of the shares of such series (in addition to those set forth in the Articles of Incorporation, as amended, which are applicable to the Preferred Stock of all series), shall be as follows:

            (1) The distinctive serial designation of this series shall be "Series B Convertible Preferred Stock, $0.10 par value per share" (hereinafter called "this Series").

            (2) The number of shares in this Series shall initially be 800,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of this Series purchased by the Corporation shall be canceled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. Shares of this Series may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of this Series.

            (3) The holders of full or fractional shares of this Series shall not be entitled to any dividends or other distributions.

            (4) Each share of the Series that is issued and outstanding may be converted into 66.66 shares of Common Stock by the holder thereof upon written demand to the Corporation and upon compliance with any reasonable administrative requirements for such conversion of the Company.

         (5) In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of this Series shall at deemed to have been converted into shares of Common Stock at the conversion ratio of one share of the Series for 66.66 shares of the Common Stock and such conversion shall be consummated prior to the record date for holders of the shares of Common Stock for any such merger, consolidation, reclassification or other transaction in which the shares of the Common Stock are exchanged for and changed into other stock or securities, cash and/or any other property.

            (6) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock, but after all distributions are made in full to all other series of issued and outstanding shares of preferred stock, to be paid in full an amount per whole share of this Series equal to $1.00 (the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation. In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably in proportion to the full distributable, amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

            Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its shareholders all amounts to which such holders are entitled pursuant to the first paragraph of this Section (5) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to this Series.

      For the purposes of this Section (5), the consolidation or merger of, or binding share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the corporation.

            (6) This Series shall rank junior to all other series or classes of Preferred Stock of the Corporation, now existing or hereafter created, as to payment of dividends and the distribution of assets, unless the terms of any such other series or class shall provide otherwise.

            (7) The Shares of the Series shall have no voting rights unless applicable law requires otherwise.

      IN WITNESS WHEREOF, we have executed this Certificate of Designations this 22nd day of January 2006.


CHINA DIRECT TRADING CORPORATION


By:__/s/_____________________________________________________

Name:  Howard Ullman, Chief Executive Officer and President